EXHIBIT 21.1

List of Subsidiaries

TechMedia Advertising, Inc. is the registered owner of 100% of the capital of TechMedia Advertising Mauritius, a company organized under the laws of Mauritius.

TechMedia Advertising, Inc. is the sole beneficial owner of 100% of the capital of TechMedia Advertising (India) Private Limited, a company organized under the laws of India.